# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of  January 2007

Commission File Number _____0-16174____

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

### 5 Basel Street, P.O. Box 3190
Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com

_____

January 11, 2007

Notice

Please be advised that, effective January 10, 2007 following the recommendation of Teva's Nominating Committee, Mr. Roger Abravanel was elected by the Board of Directors of Teva Pharmaceutical Industries Ltd. to serve as a Board Member whose term of office shall extend until 2009.

Mr. Abravanel joins the Teva Board of Directors following a distinguished career in business consulting, holding various leading positions, principally at McKinsey & Company advising corporations in the specialty chemicals and pharmaceutical sectors. Mr. Abravanel is a board member of several other publicly traded and privately held companies. In addition to his new position as a member of the Teva Board, Mr. Abravanel will continue to serve as a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V., a subsidiary of Teva, a position he has held since June 2006.

Teva Pharmaceutical Industries Ltd.

_____

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                              (Registrant)


By:                                          ___/s/  Dan Suesskind_____
                                             Name: Dan Suesskind
                                             Title: Chief Financial Officer


Date: January 11, 2007